                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)

                                 AMENDMENT NO. 2

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                          Todhunter International, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)

                                   889050 10 0
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                                 (CUSIP Number)
                                 Godfrey D. Bain
                                Angostura Limited
                    Corner Eastern Main Road & Trinity Avenue
                          Laventille, Trinidad & Tobago
                             (868) 623-2101 Ext. 120
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                November 2, 1999
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                         SCHEDULE 13D - AMENDMENT NO. 2

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CUSIP No. 889050 10 0                                                                             Page 2 of 4 Pages

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1        NAMES OF REPORTING PERSONS                                                               Angostura Limited
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                            N/A

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                (a) / /
                                                                                                         (b) / /
         N/A

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3        SEC USE ONLY

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4        SOURCE OF FUNDS*                                                                                    WC; BK

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                                                       / /

         N/A

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6        CITIZENSHIP OR PLACE OF ORGANIZATION                                                     Trinidad & Tobago

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NUMBER OF                  7        SOLE VOTING POWER                                                     1,775,220
SHARES
BENEFICIALLY               ----------------------------------------------------------------------------------------
OWNED BY                   8        SHARED VOTING POWER                                                           0
EACH
REPORTING                  ----------------------------------------------------------------------------------------
PERSON WITH                9        SOLE DISPOSITIVE POWER                                                1,775,220

                           ----------------------------------------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER                                                       0

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON                                                                         1,775,220

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                                                        / /

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                  32.27%

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14       TYPE OF REPORTING PERSON*                                                                               CO

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


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         AMENDMENT NO. 2 TO SCHEDULE 13D

Item 3. SOURCE AND AMOUNT OF FUNDS OF OTHER CONSIDERATION is amended by adding the following at the end thereof:

         From October 15 - November 2, 1999, the Company purchased 125,000 Shares for an aggregate consideration of $1,109,555 (see Item 5(c) as amended herein.) The Company paid for such shares from its working capital.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and (b) are amended to read in full as follows:

         a. As of November 2, 1999, Angostura Limited (the "Company") beneficially owned 1,775,220 shares of Todhunter Common Stock. This amount equals 32.27% of the outstanding shares of the Issuer, based on the shares outstanding as of August 12, 1999 (as reported in the Issuer's Form 10-Q filed with the SEC on August 13, 1999).

         b. The Company has sole voting and investment power with respect to all 1,775,220 shares of Todhunter Common Stock described in response to Item 5(a) above.

Item 5(c) is amended by adding the following at the end thereof:

         c. During the 60 days prior to the date of this Amendment No. 2, the Company purchased an aggregate of 125,000 shares of Common Stock of the Issuer. Such shares were purchased in public purchases on the American Stock Exchange as delineated below.


                                            No. Shares
                             Date           Purchased           Price Per Share
                             ----           ----------          ---------------
                           10/15/99           18,400               $ 8.6875
                           10/18/99           18,200               $ 8.6875
                           10/19/99            2,900               $ 8.7457
                           10/20/99            1,700               $ 8.7463
                           10/21/99           17,500               $ 8.8571
                           10/25/99           22,500               $ 8.8714
                           10/26/99           20,600               $ 8.9053
                           11/01/99           10,300               $ 9.1244
                           11/02/99           12,900               $ 9.2500
                                            ----------
                           Total Shares:     125,000


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

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 1999
                                ANGOSTURA LIMITED


                               /s/ Godfrey D. Bain
                               -------------------------------------------------
                               By:     Godfrey D. Bain
                               Title:  Executive Director of Finance; Member,
                                       Board of Directors


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